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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            DSP COMMUNICATIONS, INC.
                            (NAME OF SUBJECT COMPANY)

                                INTEL CORPORATION

                           CWC ACQUISITION CORPORATION
                                    (BIDDERS)

                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    23332K106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                          SANTA CLARA, CALIFORNIA 95052
                                  408-765-1125
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                                 KENNETH R. LAMB
                           GIBSON, DUNN & CRUTCHER LLP
                              ONE MONTGOMERY STREET
                                  TELESIS TOWER
                             SAN FRANCISCO, CA 94104
                                 (415) 393-8200

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* This Amendment No. 2 to Schedule 14D-1 also constitutes Amendment No. 1 to the
Statement on Schedule 13D of Intel Corporation and CWC Acquisition Corporation with respect to the shares of common stock, $.001 par value, of DSP Communications, Inc. beneficially owned by Intel Corporation and CWC Acquisition Corporation.

 CUSIP No.        23332K106                                    Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Intel Corporation
      94-1672743

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        38,196,154
NUMBER OF         --------------------------------------------------------------
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               38,196,154
PERSON            --------------------------------------------------------------
WITH              10    SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      38,196,154
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      88.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

 CUSIP No.        23332K106                                    Page 3 of 7 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CWC Acquisition Corporation

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        38,196,154
NUMBER OF         --------------------------------------------------------------
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            0
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                  38,196,154
WITH              --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,196,154

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      88.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  INTRODUCTION

        This Amendment No. 2 dated November 18, 1999 to Tender Offer Statement on Schedule 14D-1 dated October 20, 1999 (the "Schedule 14D-1") relates to the offer by CWC Acquisition Corporation, a Delaware corporation, and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, $.001 par value per share, of DSP Communications, Inc., a Delaware corporation (the "Company"), at a price of $36 per share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

        Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 6 is hereby amended and supplemented by the addition of the following information thereto:

        At midnight, New York City time on November 17, 1999, the Offer expired. A total of 38,196,154 shares were tendered and accepted pursuant to the Offer, representing approximately 88.3% of the shares outstanding; an additional 3,720,773 shares were tendered by guaranteed delivery. In the aggregate, approximately 97.0% of the shares outstanding were tendered.

ITEM 10. ADDITIONAL INFORMATION

        Item 10 is hereby amended and supplemented by the addition of the following information thereto:

        A copy of Intel's press release announcing the successful completion of the Offer and its intention to complete the acquisition of the remaining shares of the Company's common stock on or about November 19, 1999, is filed as Exhibit
(a)(12) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

        Item 11 is hereby amended and supplemented by the addition of the following exhibit:

        (a)(10) Press Release dated November 18, 1999, issued by Intel.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1999        CWC ACQUISITION CORPORATION

                                By: /s/   SUZAN A. MILLER
                                    -------------------------------
                                    Suzan A. Miller
                                    President

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1999        INTEL CORPORATION

                                By: /s/    F. THOMAS DUNLAP, JR.
                                    -------------------------------
                                    F. Thomas Dunlap, Jr.
                                    Vice President, General Counsel
                                    and Secretary


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                                  EXHIBIT INDEX


    Exhibit                              EXHIBIT INDEX
    -------                              -------------
    99.(a)(12)      Press release dated November 18, 1999, issued by Intel.


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